SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K



[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 1996.


                                       OR


[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-652



A.          Full title of the Plan:

            EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                             UNIVERSAL CORPORATION
                           1501 NORTH HAMILTON STREET
                            RICHMOND, VIRGINIA 23260
                                 (804) 359-9311

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           EMPLOYEES' STOCK PURCHASE PLAN
                           OF UNIVERSAL LEAF TOBACCO
                           COMPANY, INCORPORATED AND
                           DESIGNATED AFFILIATED COMPANIES



DATE:  June 24, 1997       /s/ Hartwell H. Roper
       --------------      ---------------------
                           Hartwell H. Roper
                           EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           Universal Leaf Tobacco Company, Inc.

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                       EMPLOYEES' STOCK PURCHASE PLAN OF
                  UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED
                      AND DESIGNATED AFFILIATED COMPANIES

                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                      WITH REPORT OF INDEPENDENT AUDITORS

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, l996 and 1995
                      with Report of Independent Auditors



                               TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
Report of Independent Auditors............................................................1

 Financial Statements

Statements of Net Assets Available for Plan Benefits, With Fund Information...............2
Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information.....3
Notes to Financial Statements.............................................................4


Supplemental Schedules                                                               Schedules
                                                                                     ---------

Item 27a - Schedule of Assets Held for Investment Purposes................................1
Item 27d - Schedule of Reportable Transactions............................................2



               Report of Ernst & Young LLP, Independent Auditors

Human Resources and Retirement Committee,
Employees' Stock Purchase Plan of
Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                Ernst & Young LLP

Richmond, Virginia
June 20, 1997

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

  Statements of Net Assets Available for Plan Benefits, With Fund Information


                                                              DECEMBER 31, 1996
                                        -------------------------------------------------------------------
                                                               Fund Information
                                        -------------------------------------------------------
                                                                                Non-Participant
                                              Participant Directed                 Directed
                                        -------------------------------------------------------
                                         Universal    Lawyers Title                Universal
                                        Corporation    Corporation      Fixed     Corporation
                                          Common         Common        Income       Common
                                        Stock Fund     Stock Fund       Fund      Stock Fund       Total
                                        -------------------------------------------------------------------
Common stock of Universal
   Corporation, at market:
   1,331,520 shares                     $19,938,159    $         -    $      -    $22,836,921   $42,775,080

Common stock of Lawyers
   Title Corporation, at market:
   45,066 shares                                  -        884,420           -              -       884,420

Investment in a fund consisting
   of guaranteed investment
   contracts; 761,304 units                       -              -     761,304              -       761,304

Temporary cash investments                      374              -       4,076            429         4,879
                                        -------------------------------------------------------------------


Net assets available for plan benefits  $19,938,533       $884,420    $765,380    $22,837,350   $44,425,683
                                        ===================================================================



                                                                     DECEMBER 31, 1995
                                       -----------------------------------------------------------------------------
                                                                       Fund Information
                                       ----------------------------------------------------------
                                                                                  Non-Participant
                                                   Participant Directed              Directed
                                       ----------------------------------------------------------
                                         Universal      Lawyers Title                Universal
                                        Corporation      Corporation     Fixed      Corporation
                                          Common           Common        Income       Common
                                        Stock Fund       Stock Fund       Fund      Stock Fund         Total
                                       ------------------------------------------------------------------------
Common stock of Universal
   Corporation, at market:
   1,401,209 shares                    $16,195,968      $        -     $      -     $17,958,502     $34,154,470

Common stock of Lawyers
   Title Corporation, at market:
   68,024 shares                                 -       1,300,959            -               -       1,300,959

Investment in a fund consisting
   of guaranteed investment
   contracts; 666,674 units                      -               -      666,674               -         666,674

Temporary cash investments                   3,671               -        2,435           4,071          10,177
                                       ------------------------------------------------------------------------


Net assets available for plan benefits $16,199,639      $1,300,959     $669,109     $17,962,573     $36,132,280
                                       ========================================================================

See accompanying notes.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information



                                                    YEAR ENDED DECEMBER 31, 1996
                                       --------------------------------------------------------------------
                                                        Fund Information
                                       --------------------------------------------------------
                                                                                Non-Participant
                                                    Participant Directed           Directed
                                       --------------------------------------------------------
                                        Universal     Lawyers Title               Universal
                                       Corporation    Corporation        Fixed   Corporation
                                         Common          Common         Income      Common
                                       Stock Fund      Stock Fund        Fund     Stock Fund       Total
                                       --------------------------------------------------------------------
                                       --------------------------------------------------------------------
Investment income:
   Net appreciation in market value
      of investments                   $ 4,949,386    $    18,532    $      -     $5,621,519    $10,589,437
   Cash dividends                          671,875              -           -        756,857      1,428,732
   Interest                                  3,919              -      45,555          4,414         53,888
                                       --------------------------------------------------------------------
                                         5,625,180         18,532      45,555      6,382,790     12,072,057

Contributions:
   Employer                                      -              -           -      1,525,781      1,525,781
   Employee                              1,437,291              -     111,135              -      1,548,426
Credits from forfeitures                         -              -           -         22,645         22,645
                                       --------------------------------------------------------------------
                                         7,062,471         18,532     156,690      7,931,216     15,168,909
Withdrawals and forfeitures of
   employees' accounts                  (3,407,047)      (257,573)    (60,419)    (3,150,467)    (6,875,506)
Transfer among funds                        83,470       (177,498)          -         94,028              -
                                       --------------------------------------------------------------------


Net increase (decrease)                  3,738,894       (416,539)     96,271      4,874,777      8,293,403

Net assets available for plan benefits:

   December 31, 1995                    16,199,639      1,300,959     669,109     17,962,573     36,132,280
                                       --------------------------------------------------------------------


   December 31, 1996                   $19,938,533    $   884,420    $765,380    $22,837,350    $44,425,683
                                       ====================================================================


See accompanying notes.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements

                     Years ended December 31, l996 and 1995



1. DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

GENERAL

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                   Notes to Financial Statements (continued)





1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are fully vested in participant contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

                 YEARS OF SERVICE          VESTING PERCENTAGE
               -------------------    ---------------------------

                      0-4                           0%
                       5                          100%

BENEFITS

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

TERMINATION

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LAWYERS TITLE CORPORATION SHARES

During October 1991, each participant elected to either sell or hold all Lawyers Title Corporation shares distributed to them as a dividend from Universal Corporation in conjunction with the spin off of the Lawyers Title subsidiary. Participants continuing to hold Lawyers Title Corporation shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in Lawyers Title Corporation Common Stock are permitted under the Plan.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                   Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and Lawyers Title Corporation Common Stock (including any fractional share interest) in proportion to their relative fair market values at that time. Based on the average of the high and low trading prices of Universal Corporation Common Stock and Lawyers Title Corporation Common Stock on October 1, 1991,
95.343 percent of the basis was allocated to Universal Corporation Common Stock and 4.657 percent was allocated to Lawyers Title Corporation Common Stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the record date, and interest is accrued as earned.

Assets of the Fixed Income Fund are primarily invested in the Stable Value Fund I, a pooled fund of guaranteed investment contracts issued by life insurance companies and managed by Signet Trust Company. The guaranteed investment contracts are valued at cost, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 1996 the average yield for the fund was 6.5% (6.7% in 1995), and at December 31, 1996 and 1995 the average yield was approximately 6.5%.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                   Notes to Financial Statements (continued)





3. INCOME TAXES

The Plan has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Internal Revenue Code and the related trust to be exempt from taxation under Section 501(a). Continued qualification of the Plan will depend on continued operation under the approved form. The Plan has been amended since receiving the tax determination letter; however, Universal Leaf Tobacco Company, Incorporated is not aware of any series of events or course of actions that may have adversely affected the qualified status of the Plan.

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

4. RELATED PARTY TRANSACTIONS

The administrative expenses of the Plan, which include Trustee's fees of $54,015 and $55,176 during the years ended December 31, l996 and 1995, respectively, are paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees, including officers, at the closing price on the New York Stock Exchange on the date of purchase. Purchases from employees totaled $1,029,958 and $740,976 during the years ended December 31, 1996 and 1995, respectively. Included in these amounts are purchases from officers which amounted to $256,435 and $142,967 during the years ended December 31, l996 and 1995, respectively.

                             Supplemental Schedules

                                   Schedule 1

                     Item 27a - Schedule of Assets Held for
                              Investment Purposes

                                                                     SCHEDULE 1




                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996



                                                                    MARKET
                  NAME AND TITLE                     COST           VALUE
---------------------------------------------    ----------------------------

UNIVERSAL CORPORATION COMMON STOCK FUND
   Common stock of Universal Corporation*        $25,616,021      $42,775,080
   Temporary cash investments                            803              803
                                                 ----------------------------
                                                 $25,616,824      $42,775,883
                                                 ============================


LAWYERS TITLE CORPORATION COMMON STOCK FUND
   Common stock of Lawyers Title Corporation     $   153,852      $   884,420
                                                 ============================


FIXED INCOME FUND
   Stable Value Fund I                           $   761,304      $   761,304
   Temporary cash investments                          4,076            4,076
                                                 ----------------------------
                                                 $   765,380      $   765,380
                                                 ============================



*Indicates party-in-interest to the Plan.

                                   Schedule 2

                       Item 27d - Schedule of Reportable
                                  Transactions

                                                                     SCHEDULE 2



                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                 Item 27d- Schedule of Reportable Transactions

                               December 31, 1996



                                                                                                             CURRENT
                                                                                                          VALUE OF ASSET
    IDENTITY OF PARTY                                                 PURCHASE     SELLING     COST OF         ON           NET GAIN
        INVOLVED                     DESCRIPTION                       PRICE        PRICE       ASSET      TRANSACTION     OR (LOSS)
                                                                                                              DATE
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------
Signet Trust Co.   Purchased shares of The Virtus Money
                        Market Fund II at $1/share through a
                        series of 48 individual transactions         $3,628,230

Signet Trust Co.   Sold shares of The Virtus Money
                         Market Fund II at $1/share through a
                         series of 135 individual transactions                   $3,320,947  $3,320,947   $3,320,947               -

  **               Purchased 160,921 shares of Universal
                         Stock at various prices in a series of
                         240 transactions                            $4,257,247







There were no category (i), (ii), or (iv) reportable transactions during 1996. ** Transaction made on market.